The Fund held it's annual meeting of shareholders on April 14, 2009. Shareholders voted as indicated below:
						Withheld       Affirmative
								Authority
Re-election of Paul Belica,
Class III to serve until 2011  			59,173,065      3,021,296
Re-election of John C. Maney**,
Class III to serve until 2012 			59,486,114 	2,708,247
Re-election of Diana L. Taylor*,
Class II to serve until 2011 			    10,847            291

Messrs. Robert E. Connor*, Hans W. Kertess*, R. Peter Sullivan III and William
B. Ogden, IV continues to serve as Trustees of the Fund.

* Preferred Shares Trustee, Diana L. Taylor was appointed to serve as a Preferred Share Trustee to fill a vacancy resulting from the death of John J. Dalessandro in September 2008.

** Mr. Maney is an interested trustee.